[ANL LETTERHEAD]

January 12, 2007

VIA EDGAR AND FACSIMILE

Mr. Jorge Bonilla

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Land Lease, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

File No. 001-09360

Dear Mr. Bonilla:

As requested in the staff's comment letter addressed to Terry Considine, dated January 9, 2007, regarding the Form 10-K for the fiscal year ended December 31, 2005 and the Forms 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006 of American Land Lease, Inc. (the “Company”) referenced above (the “Filings”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN LAND LEASE, INC.

By:	/s/ Shannon E. Smith
Shannon E. Smith
Chief Financial Officer, Treasurer and Secretary

cc:	Michael Gisser, Esq.